CUSIP No. 68375N103	Schedule 13D	Page 1 of 8 Pages

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13D-101)

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

OPKO Health, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

68375N103

(CUSIP Number)

Kate Inman

General Counsel, Secretary

OPKO Health, Inc.

4400 Biscayne Boulevard

Miami, Florida 33137

Telephone: (305) 575-4138

(Name, address and telephone number of person authorized to receive notices and communications)

November 8, 2018

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68375N103	Schedule 13D	PAGE 2 of 8 Pages

(1)	NAMES OF REPORTING PERSONS The Chiin Hsiung Hsiao Family Trust A
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	SOLE VOTING POWER 1,000,000 Shares
	(8)	SHARED VOTING POWER 0 Shares
	(9)	SOLE DISPOSITIVE POWER 1,000,000 Shares
	(10)	SHARED DISPOSITIVE POWER
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 Shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 68375N103	Schedule 13D	PAGE 3 of 8 Pages

(1)	NAMES OF REPORTING PERSONS The Chiin Hsiung Hsiao Family Trust B
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	SOLE VOTING POWER 1,000,000 Shares
	(8)	SHARED VOTING POWER 0 Shares
	(9)	SOLE DISPOSITIVE POWER 1,000,000 Shares
	(10)	SHARED DISPOSITIVE POWER
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 Shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 68375N103	Schedule 13D	PAGE 4 of 8 Pages

(1)	NAMES OF REPORTING PERSONS Hsu Gamma Investment, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF, OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	SOLE VOTING POWER 4,617,404 Shares
	(8)	SHARED VOTING POWER 0 Shares
	(9)	SOLE DISPOSITIVE POWER 4,617,404 Shares
	(10)	SHARED DISPOSITIVE POWER
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,617,404 Shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 68375N103	Schedule 13D	PAGE 5 of 8 Pages

(1)	NAMES OF REPORTING PERSONS Jane Hsiao, Ph.D.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	SOLE VOTING POWER 33,901,103 Shares
	(8)	SHARED VOTING POWER 0 Shares
	(9)	SOLE DISPOSITIVE POWER 33,901,103 Shares
	(10)	SHARED DISPOSITIVE POWER
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,901,103 Shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 68375N103	Schedule 13D	PAGE 6 of 8

This Amendment No. 6 (the “Amendment”) amends and supplements the statement on Schedule 13D filed on February 14, 2008, as amended by Amendment No. 1 to the Schedule 13D filed on August 21, 2008, as amended by Amendment No. 2 to the Schedule 13D filed on October 1, 2009, as amended by Amendment No. 3 to the Schedule 13D filed on March 22, 2013, as amended by Amendment No. 4 to the Schedule 13D filed on September 16, 2013, as amended by Amendment No. 5 to the Schedule 13D filed on December 18, 2015 (together, the “Original Schedule 13D”), by Jane Hsiao, Ph.D. (“Dr. Hsiao”), The Chiin Hsiung Hsiao Family Trust A (“Trust A”), The Chiin Hsiung Hsiao Family Trust B (“Trust B”), and Hsu Gamma Investment, L.P. (“Hsu Gamma”). This Amendment is filed pursuant to the Joint Filing Agreement executed by the reporting persons listed on the cover pages to this Amendment. (Exhibit 1 to Amendment No. 1 to the Schedule 13D filed on August 21, 2008 is hereby incorporated by this reference.)

ITEM 3.	Source and Amount of Funds or Other Consideration.

                      Item 3 is amended by adding the following paragraphs to the end of the item:

Dr. Hsiao acquired 573,066 shares of Common Stock, for investment purposes on November 8, 2018 for a purchase price of $2,000,000. Dr. Hsiao used personal funds to make the acquisition.

ITEM 4.	Purpose of Transaction.

                      Item 4 is amended by adding the following paragraphs to the end of the item:

On November 8, 2018, Dr. Hsiao and the Issuer entered into a stock purchase agreement (the “November 2018 Stock Purchase Agreement”), pursuant to which Dr. Hsiao acquired 573,066 shares of Common Stock from the Issuer in a private placement for an aggregate purchase price of approximately $2,000,000 or $3.49 per share (the “Private Placement”). The Private Placement closed on November 13, 2018. The shares issued in the Private Placement were offered and sold in reliance upon an exemption from registration under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), for “transactions by an issuer not involving a public offering”. An affiliate of Dr. Phillip Frost, the Issuer’s Chairman and Chief Executive Officer, and two other investors acquired an aggregate of 25,931,232 shares of Common Stock from the Issuer in private placements that were dated concurrently with the Private Placement. The Reporting Persons disclaim beneficial ownership of the shares of Common Stock acquired in the other private placements, including the shares acquired by Dr. Frost, for purposes of Section 13 or otherwise.

ITEM 5.	Interest in Securities of the Issuer.

                      Item 5 is deleted in its entirety and replaced with the following text:

(a)-(b) Dr. Hsiao may be deemed to beneficially own 33,901,103 shares of Common Stock, which consist of (i) 1,000,000 shares of Common Stock held by Trust A, (ii) 1,000,000 shares of Common Stock held by Trust B, (iii) 4,617,404 shares of Common Stock held by Hsu Gamma, and (iii) 27,283,699 shares of Common Stock held individually. The 27,283,699 shares of Common Stock individually held by Dr. Hsiao consist of 1,000,000 shares of Common Stock issuable upon conversion of a convertible note and options to purchase 937,500 shares of Common Stock, exercisable within 60 days of the date hereof. The 33,901,103 shares of Common Stock beneficially owned by Dr. Hsiao constitute 5.8% of the Issuer’s outstanding shares of Common Stock, based upon 586,331,813 shares of Common Stock outstanding as of November 1, 2018 as reported by the Issuer, including 26,504,298 shares issued pursuant to certain stock purchase agreements dated November 8, 2018, and calculated in accordance with Rule 13d-3. Dr. Hsiao has sole voting and dispositive power over 33,901,103 shares of Common Stock.

Trust A beneficially owns 1,000,000 shares of Common Stock, which constitute 0.2% of the Issuer’s outstanding shares of Common Stock, based on 586,331,813 shares of Common Stock outstanding as of November 1, 2018 as reported by the Issuer, including 26,504,298 shares issued pursuant to certain stock purchase agreements dated November 8, 2018, and calculated in accordance with Rule 13d-3. Dr. Hsiao is the sole trustee of

CUSIP No. 68375N103	Schedule 13D	PAGE 7 of 8

Trust A and holds sole voting and dispositive power with respect to the 1,000,000 shares of Common Stock held by Trust A.

Trust B beneficially owns 1,000,000 shares of Common Stock, which constitute 0.2% of the Issuer’s outstanding shares of Common Stock, based on 586,331,813 shares of Common Stock outstanding as of November 1, 2018 as reported by the Issuer, including 26,504,298 shares issued pursuant to certain stock purchase agreements dated November 8, 2018, and calculated in accordance with Rule 13d-3. Dr. Hsiao is the sole trustee of Trust B and holds sole voting and dispositive power with respect to the 1,000,000 shares of Common Stock held by Trust B.

Hsu Gamma beneficially owns 4,617,404 shares of Common Stock, which constitutes 0.8% of the Issuer’s outstanding shares of Common Stock, based on 586,331,813 shares of Common Stock outstanding as of November 1, 2018 as reported by the Issuer, including 26,504,298 shares issued pursuant to certain stock purchase agreements dated November 8, 2018, and calculated in accordance with Rule 13d-3. Dr. Hsiao is the general partner of Hsu Gamma and holds sole voting and dispositive power with respect to the 4,617,404 shares of Common Stock held by Hsu Gamma.

Dr. Hsiao is a member of The Frost Group, LLC, which holds 20,091,062 shares of Common Stock. Dr. Hsiao disclaims beneficial ownership of the shares of Common Stock and warrants held by The Frost Group, LLC.

(c) In the last 60 days prior to the filing of this Amendment No. 6, Dr. Hsiao acquired a total of 573,066 shares of Common Stock in the Private Placement for an aggregate purchase price of approximately $2,000,000, or $3.49 per share. The Private Placement closed on November 13, 2018. The shares issued in the Private Placement were offered and sold in reliance upon an exemption from registration under Section 4(a)(2) of the Securities Act for “transactions by an issuer not involving a public offering”.

(d) Except as described herein, no other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of the Issuer beneficially owned by them.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                      Item 6 is amended in its entirety and replaced with the following text:

See Item 4 regarding the Stock Purchase Agreement, Second Stock Purchase Agreement, the Psilos Securities Purchase Agreement, the Third Stock Purchase Agreement, the V-Sciences Agreement, CRG Agreement, the Kennedy Agreement, the Fourth Stock Purchase Agreement, Warrant Agreement, and the Chung Chia Agreement and the November 2018 Stock Purchase Agreement.

Except as identified herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.	Materials to be Filed as Exhibits.

                      Item 7 is amended to add the following text to the end of the item:

Exhibit 9	Form of Stock Purchase Agreement, dated as of November 8, 2018, by and between the Issuer and Dr. Jane Hsiao.

CUSIP No. 68375N103	Schedule 13D	PAGE 8 of 8

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The Chiin Hsiung Hsiao Family Trust A

Dated: November 20, 2018	By:	/s/ Jane H. Hsiao, Ph.D.
	Name:	Jane H. Hsiao, Ph.D.
	Title:	Trustee

The Chiin Hsiung Hsiao Family Trust B

Dated: November 20, 2018	By:	/s/ Jane H. Hsiao, Ph.D.
	Name:	Jane H. Hsiao, Ph.D.
	Title:	Trustee

Hsu Gamma Investment, L.P.

Dated: November 20, 2018	By:	/s/ Jane H. Hsiao, Ph.D.
	Name:	Jane H. Hsiao, Ph.D.
	Title:	General Partner

Dated: November 20, 2018	By:	/s/ Jane H. Hsiao, Ph.D.
	Name:	Jane H. Hsiao, Ph.D.
	Title:	Jane H. Hsiao, Ph.D., Individually